EyePoint Pharmaceuticals, Inc.

480 Pleasant Street

Watertown, Massachusetts 02472

November 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Timothy Buchmiller

Re:	EyePoint Pharmaceuticals, Inc.

Registration Statement on Form S-3, as amended

File No. 333-226341

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EyePoint Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (as amended to date, the “Registration Statement”) to become effective on November 1, 2018, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

EYEPOINT PHARMACEUTICALS, INC.

By:	/s/ Nancy S. Lurker
	Name:	Nancy S. Lurker
	Title:	President and Chief Executive Officer